SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            Pharmacia & Upjohn, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    71694110
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 21, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |_|      Rule 13d-1(c)
         |X|      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   71694110          13G          Page    2    of    8    Pages
         -----------                            -------    -------

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ministry of Industry and Commerce of the Kingdom of Sweden -- I.R.S. Identification No. not applicable
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |X| (b) |_|
--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Sweden
--------------------------------------------------------------------------------
                           5        SOLE VOTING POWER
       Number of
                                            0
        Shares             ------- ---------------------------------------------

      Beneficially         6        SHARED VOTING POWER

         Owned                              0
                           ------- ---------------------------------------------
         Each              7        SOLE DISPOSITIVE POWER

      Reporting
                                            0
        Person             ------- ---------------------------------------------

         With              8       SHARED DISPOSITIVE POWER

                                            0

--------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

--------------------------------------------------------------------------------

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   71694110          13G          Page    3    of    8    Pages
         -----------                            -------    -------

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Forvaltningsaktiebolaget Stattum -- I.R.S. Identification No. not applicable

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |X| (b) |_|
--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Sweden
--------------------------------------------------------------------------------
                           5        SOLE VOTING POWER
       Number of
                                            0
        Shares             ------- ---------------------------------------------

      Beneficially         6        SHARED VOTING POWER

         Owned                              0
                           ------- ---------------------------------------------
         Each              7        SOLE DISPOSITIVE POWER

      Reporting
                                            0
        Person             ------- ---------------------------------------------

         With              8       SHARED DISPOSITIVE POWER

                                            0

--------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

--------------------------------------------------------------------------------

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

               Pharmacia & Upjohn, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               95 Corporate Drive
               Bridgewater, New Jersey 08807

Item 2(a).     Name of Person Filing:

               This Schedule 13G is being filed on behalf of Forvaltningsaktiebolaget Stattum ("Stattum") and the Ministry of Industry and Commerce of the Kingdom of Sweden. Stattum is a limited liability company organized under the laws of the Kingdom of Sweden and is wholly owned by the Ministry of Industry and Commerce of the Kingdom of Sweden.

Item 2(b).     Address or Principal Office or, if none, Residence:

               c/o Ministry of Industry and Commerce
               Stockholm S-103 33
               Sweden

Item 2(c).     Citizenship or Place of Organization:

               Sweden

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $0.01 per share (represented by Swedish depositary shares)

Item 2(e).     CUSIP Number:

               71694110

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):

               (a) [ ] Broker or dealer registered under section 15 of the Act
                   (15 U.S.C. 78o);

               (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c);

               (c) [ ] Insurance company as defined in section 3(a)(19) of the
                   Act (15 U.S.C. 78c);

                                     Page 4
                                   of 8 Pages

               (d) [ ] Investment company registered under Section 8 of the
                   Investment Company Act of 1940 (15 U.S.C. 80a-8);

               (e) [ ] Person registered as an investment adviser under Section
                   203 of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3) or under the laws of any state;

               (f) [ ] Employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

               (g) [ ] Parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

               (h) [ ] Savings associations as defined in Section 3(b) of the
                   Federal Deposit Insurance Act (12 U.S.C. 1813);

               (i) [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

               (j) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to ss. 240.13d-1(c), check this box. [ ]

Item 4.        Ownership.

               (a)  Amount beneficially owned:    0

               (b)  Percent of Class:             0%

               (c) Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:      0

                   (ii)  shared power to vote or to direct the vote:    0

                  (iii)  sole power to dispose or to direct the
                         disposition of:                                0

                   (iv)  shared power to dispose or to direct the
                         disposition of:                                0

               The Ministry of Industry and Commerce of the Kingdom of Sweden and Stattum ceased to own, directly or indirectly, any securities of the Issuer on January 21, 1999, following the closing of an offering of the shares of Common Stock registered with the Securities and Exchange Commission on Form S-3 (File No. 333-70107).

                                     Page 5
                                   of 8 Pages

Item 5. Ownership of Five Percent or Less of a Class.
------- ---------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
------- ----------------------------------------------------------------

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
        ------------------------------------------------------------------

     Not Applicable

Item 8. Identification and Classification of Members of the Group.
------- ----------------------------------------------------------

     Not Applicable

Item 9. Notice of Dissolution of Group.
------- -------------------------------

     Not Applicable

Item 10. Certification.
-------- --------------

     Not Applicable


                                     Page 6
                                   of 8 Pages

Signature.
----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 16, 1999

                        FORVALTNINGSAKTIEBOLAGET STATTUM



                        By       /s/ Per Tegner
                                 --------------
                        Name:    Per Tegner
                        Title:   Acting CFO

                                     Page 7
                                   of 8 Pages

                             Joint Filing Agreement

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. The persons named below further agree that Forvaltningsaktiebolaget Stattum has full power and authority to act alone in the name of, and for and on behalf of, the Ministry of Industry and Commerce of the Kingdom of Sweden in any matter in connection with their joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto).

     IN WITNESS WHEREOF, the undersigned, being duly authorized, have executed this Agreement this 16th day of February, 1999.


                        ForvaltningsaktiebolAget Stattum

                       By:    /s/ Per Tegner
                              ---------------
                       Name:  Per Tegner
                       Title: Acting CFO

                       MINISTRY OF INDUSTRY AND COMMERCE
                       OF THE KINGDOM OF SWEDEN

                       By:    /s/ Dag Detter
                              ---------------
                       Name:   Dag Detter
                       Title:


                                     Page 8
                                   of 8 Pages